United States securities and exchange commission logo





                             May 31, 2024

       Shaun Kraft
       Chief Financial Officer
       MoneyHero Ltd
       70 Shenton Way
       #18-15, EON Shenton, S079118
       Singapore

                                                        Re: MoneyHero Ltd
                                                            Post Effective
Amendment No. 1 to Registration Statement on Form F-1
                                                            Filed May 17, 2024
                                                            File No. 333-275205

       Dear Shaun Kraft:

                                                        We have reviewed your
post-effective amendment and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post Effective Amendment No. 1 to Registration Statement on Form F-1 Filed May 17, 2024

       General

   1. We note your Form F-1 declared effective on January 22, 2024 registered, among other things, the resale of
42,988,598 Pubco Class A Ordinary Shares and that you now seek to register the resale
of 43,314,748 Pubco Class A Ordinary Shares via post-effective amendment. Please
explain why you believe you are able to do so in light of the general prohibition against
adding securities by means of a post-effective amendment contained in Securities Act Rule
413(a), or remove the shares from the registration statement. Refer also to Securities Act
Rules Compliance and Disclosure Interpretation Question 210.01.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Shaun Kraft
MoneyHero Ltd
May 31, 2024
Page 2

       Please contact Jenna Hough at 202-551-3063 or Taylor Beech at 202-551-4515 with any other questions.



                                                        Sincerely,
FirstName LastNameShaun Kraft
                                                        Division of Corporation
Finance
Comapany NameMoneyHero Ltd
                                                        Office of Trade &
Services
May 31, 2024 Page 2
cc:       Steve Lin
FirstName LastName